EQUITYBEE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49621

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EQUITYBEE SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

955 ALMA STREET, SUITE B

(No. and Street)

PALO ALTO	CA	94301
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHELLE KAISER	(650) 453-0755	michelle@equitybee.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WITHUMSMITH+BROWN, PC

(Name – if individual, state last, first, and middle name)

200 JEFFERSON PARK	WHIPPANY	NJ	07981
(Address)	(City)	(State)	(Zip Code)

10/08/2003		100	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Michelle Kaiser</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>EquityBee Securities, LLC</u>, as of <u>12/31</u>, 2 <u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Signed by:

Michelle kaiser

2B5B2F0E60834A5...

Title: _____

CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

EQUITYBEE SECURITIES, LLC



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
EquityBee Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of EquityBee Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2024.

Whippany, New Jersey
March 18, 2026

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB · THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

EQUITYBEE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

<u>ASSETS</u>

Cash and cash equivalents	$	1,672,727
Prepaid expenses and other assets		56,792
TOTAL ASSETS	$	1,729,519

<u>LIABILITIES & MEMBER'S EQUITY</u>

Accounts payable and accrued expenses	$	62,189
Due to Affiliate		677
Due to Parent, net		274,909
TOTAL LIABILITIES		337,775
MEMBER'S EQUITY		1,391,744
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,729,519

See notes to financial statement

NOTE 1   DESCRIPTION OF ORGANIZATION AND BUSINESS

EquityBee Securities, LLC (the "Company") is a Delaware limited liability company organized on March 4, 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA").

EquityBee, Inc. (the "Parent"), a Delaware corporation, purchased the Company from Hamilton Miller Investments, LLC on April 13, 2021 (the "Purchase"). The Company changed its name to EquityBee Securities, LLC on May 5, 2021. The Parent is the sole member of the Company.

The Company acts as placement agent in connection with Private Financing Contracts. Private Financing Contracts offer shareholders and stock option holders, primarily current or former employees of private companies ("Employees"), the ability to obtain liquidity in connection with, or in order to exercise, stock options that they hold in private companies. Private Financing Contracts are structured as private placements, exempt from registration under Section 4(a)(2) of the Securities Act.

The Parent identifies through its online platform Employees interested in entering into a Private Financing Contract as described above and, in turn, the Company will sell investments in the private placement to accredited investors.

The Company began its principal operations after the Purchase as expected on April 1, 2022.

Securities and Exchange Commission Footnote 74 Exemption Status
The Company is a "Non-Covered" firm under Footnote 74 of SEC Release 34-70073. The Company does not directly, or indirectly receive, hold, or owe funds or securities for or to customers, other than funds received and promptly transmitted in compliance with paragraphs (a) or (b)2 of Rule 15c204. The Company does not carry accounts of customers and does not carry proprietary accounts as defined in SEC Rule 15c3-3.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents
The Company at times maintains deposits with financial institutions in an amount that is in excess of federally insured. The Company considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Cash and cash equivalents (continued)

At December 31, 2025, the Company has a cash balance of $1,672,727 consisting of checking and money market accounts. The money market account is marked at net asset value. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

Allowance for credit losses

The Company identifies fees receivable carried at amortized cost as impacted by the Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses guidance (the CECL Framework").

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL Framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards.

The Company did not record any allowances for credit losses as of December 31, 2025.

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placement and brokerage fees. The Company has identified its Vice President of Finance of the Parent as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company's operating results of the segment are the same as those presented on the Statement of Income.

NOTE 3   RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

The Company is a party to an expense sharing agreement with its Parent dated May 1, 2021. The agreement was amended on April 1, 2022, again on September 1, 2022, and once more on February 1, 2023. The Parent provides the Company with certain services and allocates the expenses monthly in the area of administrative, facility, salary, and fund management fees which are services to unregistered funds sold by the Company including the formation and ongoing administration. According to the agreement, certain overhead expenses are allocated according to the percentage of time spent on each entity. Fund management fees are allocated based on an agreed upon fixed monthly rate.

NOTE 3   RELATED PARTY TRANSACTIONS (continued)

Expense Sharing Agreement

The Parent has agreed to support any liquidity needs of the Company at least through August 31, 2026.

At December 31, 2025, the Company has a payable balance of $274,909 for expenses incurred by the Parent on behalf of the Company relating to the expense sharing agreement.

Solicitation Agreements

On September 7, 2022, the Company entered into another Solicitation Agreement with its Parent and EquityBee cFund Master LLC, another affiliate ("Affiliate 2"). Per the agreement, the Company solicits qualified investors for private debt, equity, or hybrid securities and earns a 5% fee on the gross market value of securities sold in each offering by Affiliate 2. In certain instances, by discretion, the Company chooses to waive the fees.

NOTE 4   REGULATORY REQUIREMENTS

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-l, which requires the Company to maintain minimum "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness" as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of $1,334,952, excluding non-allowable assets and net capital requirements of $22,518 resulting in excess net capital of $$1,312,434.

NOTE 5 CONCENTRATIONS

For the year ended December 31, 2025, 97% of the Company's revenues were from fees earned from its Parent and affiliates.

NOTE 6   INCOME TAXES

The Company is a single member limited liability company and is treated as disregarded entity for federal, state and city income tax purposes; therefore, it does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the member and included in the calculation of the member's tax liability.

Accordingly, no provision for income taxes has been made in the accompanying financial statements.

NOTE 7   COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, various legal actions may be taken against the Company. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on the Company's financial statements.

NOTE 8   SUBSEQUENT EVENTS

The Company made distributions to its Parent in the ordinary course of business of $800,000 in January 2026 and $400,000 in February 2026. There are no other subsequent events which would require disclosure in the footnotes to the financial statements.